UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of September 2019

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number

1	Announcement dated September 9, 2019 in respect of Cooperation with China Telecom on 5G Network Co-build Co-share.

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to (i) the Company’s plans and strategies and the ability to successfully execute these plans and strategies, including those in connection with mergers and acquisitions and capital expenditures; (ii) the Company’s plans for network expansion, including those in connection with the build-out of mobile services and network infrastructure; (iii) the Company’s competitive position, including the ability to upgrade and expand existing networks and increase network efficiency, to improve existing services and offer new services, to develop new technological applications and to leverage the Company’s position as an integrated telecommunications operator and expand into new services and markets; (iv) the Company’s future business condition, including future financial results, cash flows, financing plans and dividends; (v) the future growth of market demand of, and opportunities for, the Company’s new and existing products and services; and (vi) future regulatory and other developments in the PRC telecommunications industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements and are under no obligation to do so.

The forward-looking statements contained in this announcement are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•	the Company’s ability to effectively sustain its growth and to achieve or enhance profitability;

•

changes in the regulatory regime and policies for the PRC telecommunications industry, including without limitation, changes in the regulatory and tariff policies of the State Council of the PRC, the Ministry of Industry and Information Technology, the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of licenses for telecommunications services by the central government of the PRC;

•

changes in telecommunications and related technologies including the fifth generation mobile telecommunications, or 5G, and future generations of mobile technologies, and applications based on such technologies, including testing and monetization of 5G and future generations of mobile technologies;

•	the level of demand for telecommunications services, in particular, the fourth generation mobile telecommunications and future 5G services;

•

competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of restructuring and integration (if any) in the PRC telecommunications industry and any cooperation among the PRC telecommunications operators;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•

the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our telecommunications equipment suppliers and other business partners;

•	changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans;

•	costs and benefits from the Company’s investment in and arrangements with China Tower Corporation Limited;

•	results and effects of any investigation by the relevant PRC regulatory authorities overseeing State-owned enterprises and their directors, officers and employees; and

•

changes in the political, economic, legal, tax and social conditions in China, including the PRC Government’s policies and initiatives with respect to foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the Chinese telecommunications market and structural changes in the PRC telecommunications industry.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)

Date: September 10, 2019

	By:	/s/ Yung Shun Loy Jacky
	Name:	Yung Shun Loy Jacky
	Title:	Company Secretary

Exhibit 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

Cooperation with China Telecom

on 5G Network Co-build Co-share

This announcement is made by China Unicom (Hong Kong) Limited (the “Company”) pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Inside Information Provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

On 9 September 2019, a wholly-owned subsidiary of the Company, China United Network Communications Corporation Limited (“China Unicom”), entered into a framework agreement with China Telecom Corporation Limited (“China Telecom”) of cooperation on 5G network co-build co-share (the “Cooperation Agreement”).

According to the Cooperation Agreement, China Unicom and China Telecom will cooperate to co-build one 5G access network nationwide. Both parties will delineate and designate the regions for construction of 5G network by each party. The party who is responsible for the construction in a designated region will bear the relevant investment, maintenance and operating cost of the network. The 5G network co-build co-share will be based on co-share of access network and 5G spectrum resources but with core network to be constructed independently by each party. Both parties will jointly ensure a unified standard on network planning, construction, maintenance and service in the 5G network co-build co-share regions, and assure the same service level. Any cooperation on network co-build co-share by either party with a third party must not improperly harm the interests of the other party. The subscriber ownership will remain unchanged while independent branding and business operation will be maintained for each party.

Regarding regions of network construction, both parties will delineate and designate districts in 15 cities for each party to build 5G network, mainly with reference to the total scale of 4G base stations (including indoor distribution systems) of both parties. In the 5 Northern cities, namely Beijing, Tianjin, Zhengzhou, Qingdao, Shijiazhuang, the ratio of construction districts of China Unicom to China Telecom will be 6:4 while in the 10 Southern cities, namely Shanghai, Chongqing, Guangzhou, Shenzhen, Hangzhou, Nanjing, Suzhou, Changsha, Wuhan, Chengdu, the ratio of construction districts of China Unicom to China Telecom will be 4:6. China Unicom will be solely responsible for the construction in 9 prefecture-level cities in Guangdong province, 5 prefecture-level cities in Zhejiang province and 8 Northern provinces (Hebei, Henan, Heilongjiang, Jilin, Liaoning, Inner Mongolia, Shandong, Shanxi) other than the regions mentioned above. China Telecom will be solely responsible for the construction in 10 prefecture-level cities in Guangdong province, 5 prefecture-level cities in Zhejiang province and 17 Southern provinces other than the regions mentioned above. On formulating reasonable, simple and precise settlement method, both parties will uphold the principles of maximising the benefits of 5G network co-build co-share and beneficial to sustainable cooperation and not profiting from settlement. Both parties will insist on equitable and fair market-oriented settlement.

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The Company is of the view that the cooperation with China Telecom on 5G network co-build co-share, especially co-sharing the continuous 5G spectrum of both parties, will enhance the reduction of 5G network construction, operation and maintenance costs, while achieving 5G network coverage efficiently. It will also benefit the establishment of 5G service capabilities rapidly and strengthen the market competitiveness of 5G networks and services, while improving network investment return and asset operation efficiency, and leading to win-win for both parties.

With regard to the progress of the Cooperation Agreement, the Company will timely perform its information disclosure obligation strictly in accordance with the requirements of the listing rules and other related laws and regulations.

In the meantime, shareholders and investors of the Company are advised to exercise caution in dealing in the securities of the Company.

By Order of the Board of
China Unicom (Hong Kong) Limited
Wang Xiaochu
Chairman and Chief Executive Officer

Hong Kong, 9 September 2019

Forward-looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Wang Xiaochu, Li Guohua, Li Fushen, Shao Guanglu and Zhu Kebing

Non-executive Director:	Cesareo Alierta Izuel

Independent Non-executive Directors:	Cheung Wing Lam Linus, Wong Wai Ming, Chung Shui Ming Timpson and Law Fan Chiu Fun Fanny

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